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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

LENOX BANCORP, INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

526253109
(CUSIP Number)

December 31, 2002
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)

[_]	Rule 13d-1(c)

[_]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

CUSIP No. 526253109	13D	Page 2 of 4 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Lenox Savings Bank Employee Stock Ownership Plan

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Ohio

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 13,576

	6.	Shared Voting Power 18,841

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,417

10.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (11) 8.8%

12.	Type of Reporting Person (See Instructions) EP

Page 3 of 4 pages

Item 1(a)          Name of Issuer:    Lenox Bancorp, Inc.

Item 1(b)          Address of Issuer's Principal Executive Office:

                          4730 Montgomery Road
                          Norwood, Ohio 45212

Item 2(a)          Name of Person Filing:      Lenox Savings Bank Employee Stock Owernship Plan
                                                                      Trustee:   First Bankers Trust, N.A.
                                                                      1201 Broadway
                                                                      Quincy, Illinois 62301

Item 2(b)          Address of Principal Business Office:

                          4730 Montgomery Road
                          Norwood, Ohio 45212

Item 2(c)          Citizenship:
                         Ohio chartered stock savings institution's employee stock benefit plan organized in Ohio.

Item 2(d)          Title of Class of Securities:    Common Stock, $0.01 par value per share

Item 2(e)          CUSIP Number:     526253109

Item 3              If this Statement is Filed Pursuant to Rule 13d-1(b), or
                        13d-2(b), check whether the Person Filing is a:

                          (f)   X    Employee Benefit Plan, in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4             Ownership:

The ESOP Trustee has the sole power to vote or direct the vote of 13,576 shares and shares voting power over 18,841 shares. The ESOP Committee has the sole power to direct the disposition of the shares reflected in this filing. The members of the ESOP Committee, and their respective beneficial interests in Lenox securities, are set forth on attached Exhibit A.

According to its Form 10-Q for the quarter ended September 30, 2002, Lenox had 366,847 shares of its Common Stock outstanding as of November 5, 2002. Accordingly, the ESOP is deemed to beneficially own 8.8% of the outstanding Common Stock of Lenox.

Item 5             Ownership of 5% or Less of Class:     N/A

Item 6             Ownership of More Than 5% on Behalf of Another Person:    N/A

Page 4 of 4 pages

Item 7              Identification and Classification of the Subsidiary which Acquired the Security being
                         Reported on by the Parent Holding Company:     N/A

Item 8              Identification and Classification of Members of the Group:     N/A

Item 9              Notice of Dissolution of Group:    N/A

Item 10              Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, as ESOP Trustee, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/14/03 Signature /s/ Linda Schultz ____________________________________ Linda Schultz, Trust Officer Name/Title

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, as a Member of the ESOP Committee, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/14/03

Signature

/s/ M. Jane Schank
____________________________________
M. Jane Schank
Name/Title

Date: 2/14/03

Signature

/s/ Guy E. Napier
____________________________________
Guy E. Napier
Name/Title

Date: 2/14/03

Signature

/s/ Gail R. Behymer
____________________________________
Gail R. Behymer
Name/Title

EXHIBIT A

        Shares of common stock of Lenox Bancorp, Inc. are held in trust for the benefit of participating employees by the ESOP Trustee. Pursuant to the terms of the ESOP, the ESOP Trustee has the ability, subject to its fiduciary duties, to vote shares allocated to participant accounts as directed by participants as well as unallocated shares for which no voting instructions are received in the same proportion as shares for which the ESOP Trustee has received voting instructions from participants.

        The terms of the ESOP provide also that the ESOP Committee, of which Ms. Schank, Mr. Behymer and Mr. Napier have been members since August 22, 2001, has the exclusive responsibility and authority with respect to the ESOP’s holdings of Lenox stock and shall direct the Trustee in all respects regarding the purchase, retention, sale, exchange and pledge of Lenox stock held by the ESOP.

Members of the ESOP Committee and their Beneficial Ownership of Shares of the Issuer

        The following sets forth a list of the members of the ESOP Committee and their beneficial ownership of shares of the issuer exclusive of membership on the ESOP Committee:

Name	Beneficial Ownership(1)	Beneficial Ownership as Plan Participant
Gail R. Behymer	22,598(2)	0
Guy E. Napier	27,500(3)	0
M. Jane Schank	15,000(4)	0

(1)     The ESOP Committee disclaims beneficial ownership of these shares in conjunction with the exercise of their fiduciary duties as members of the ESOP Committee.

(2)     Includes 9,277 shares issuable upon the exercise of options exercisable within 60 days[ and stock awards for 426 shares of which Mr. Behymer has voting and dispositive power].

(3)     Includes 8,000 shares issuable upon the exercise of options exercisable within 60 days.

(4)     Includes restricted stock awards for 10,000 shares of Lenox Common Stock.

ESOP Trustee and Beneficial Ownership of Shares of the Issuer

Name	Beneficial Ownership	Beneficial Ownership as Plan Participant
First Bankers Trust Company, N.A.	0	0